FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 11, 2004

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. Announces Consolidated Annual (“FY03”) and Fourth Quarter Results for Fiscal Year 2003 (“4Q03”)*

FOR IMMEDIATE RELEASE

Market Cap: P$6.0 billion

(March 9, 2004)

Contacts:
Pedro Insussarry	Marlene Wechselblatt
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 697-9191
(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED ANNUAL (“FY03”) AND

FOURTH QUARTER RESULTS FOR FISCAL YEAR 2003 (“4Q03”) *

MAJOR EVENTS AND DEVELOPMENTS

•	The devaluation of the Argentine Peso against the US Dollar and the Euro was the main cause for the net loss of P$428 MM registered in 4Q03. This confirms the vulnerability of the Company’s earnings results to the fluctuation of the foreign exchange rate.

•	During FY03 the following results were registered:

➢	Net Revenues amounted to P$3,753MM (-P$259 MM or -6% vs. FY02)

➢	Operating Profit amounted to P$107 MM (+P$311 MM vs. FY02) maintaining the trend evidenced in the previous quarter. It must be noted that the Fixed Telephony business is still generating operating losses.

➢	Net Profit of P$351 MM (+P$4,737 MM vs FY02) was mainly due the Debt Restructuring Results originated by the Cash Tender Offer for the financial debt (P$376 MM), both occurred in the first half of FY03.

•	In spite of the Net Profit registered during FY03, the Company still maintains an accumulated Net Loss which amounted to P$3,137 MM.

•	Shareholders Equity amounted to P$1,168 MM.

•	Net Financial Debt as of December 31, 2003 reached P$7,578 MM.

➢	The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) increased to 6.49 (from 4.73 as of September 30, 2003).

•	On January 9, 2004 the Company announced its comprehensive debt restructuring proposal, that will be implemented through an “Acuerdo Preventivo Extrajudicial”, or an out-of-court restructuring agreement governed by Argentine law (“APE”). The launch of the APE is subject to the approval of the regulatory authorities.

•	The operations of the Company are still being influenced by the pesification and freeze of regulated tariffs.

	As of December 31
	2003	2002
Net revenues (in MM P$)	3.753	4.012	(259)	-6%
Operating Profit before D&A (in MM P$)	1.984	1.887	97	5%
Operating Profit/(Loss) (in MM P$)	107	(204)	311	-152%
Net income / (loss) (in MM P$)	351	(4.386)	4.737	-108%
Shareholder’s equity (in MM P$)	1.168	817	351	43%
Net financial debt (in MM P$)	7.578	9.817	(2.239)	-23%

Lines in service	3.656.000	3.590.000	66.000	2%
Cellular customers (Argentina & Paraguay)	3.130.000	2.710.000	420.000	15%
Arnet subscribers ( in thousands )
Dial-up	155	147	8	5%
ADSL	45	30	15	50%
Fixed traffic (in MM minutes)	23.678	22.570	1.108	5%
Incoming/Outgoing cellular traffic (in MM minutes)	2.529	2.063	466	23%
Fixed ARPU (non-adjusted P$)	39	36	3	8%
Cellular ARPU (non-adjusted P$)	32	25	7	28%
CAPEX (in MM P$)	182	238	(56)	-24%

*	Non-financial data unaudited.

Buenos Aires, March 9, 2004 — Telecom Argentina STET-France Telecom S.A. (corporate denomination has been modified to “Telecom Argentina S.A. by resolution of the Shareholders Meeting held on February 18, 2004.; the inscription of such change is currently in process) (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net gain of P$351 million for the fiscal year ended December 31, 2003 (“FY03”). Comparatively, consolidated net loss for fiscal year 2002 (“FY02”), was P$4,386 million. A consolidated net loss for the fourth quarter of fiscal year 2003 (“4Q03”) of P$428 million was reported mainly due to the impact of the depreciation of the peso against the Euro and the US Dollar. Comparatively, consolidated net loss for the fourth quarter of fiscal year 2002 (“4Q02”) was P$249 million.

Earnings per share and ADR for FY03 amounted to P$0.36 and P$1.78, respectively. Loss per share and ADR for FY02, were P$(4.46) and P$(22.28), respectively. Loss per share and ADR for 4Q03 amounted to P$(0.43) and P$(2.17), respectively. In comparison, earnings/(loss) per share and ADR for 4Q02 were P$(0.25) and P$(1.26), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY03 represented, 53%, 3% and 9% of net sales, respectively; compared with 47%, (5%) and (109%), respectively, for FY02. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 4Q03 represented 52%, 8% and (41%) of net sales, respectively compared with 54%, (7%) and (29%), respectively, for 4Q02.

As indicated in Note 3 of the Financial Statements, such statements have been prepared in accordance to the legal accounting rules established by the Comisión Nacional de Valores (“CNV”), that recognizes the inflationary effect up to February 28, 2003, the date on which the CNV has required the Companies under its supervision to discontinue the inflation adjustment method. Accordingly, the figures as of December 31, 2002 have been adjusted using the adjustment factor of 1.0074 that corresponds to the Wholesale Price Index for the period December 2002 to February 2003.

Moreover, in Point 9 of the financial tables included herein, the Company is including additional information in order to provide a better understanding of the business, including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. Comments related to variations in revenues and costs for the different activities correspond to figures “non-adjusted by inflation” or “current pesos”, and are related to the mentioned tables.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for FY03 totaled P$3,753 million, a decrease of P$259 million, or 6%, compared with P$4,012 million for FY02. Revenues for the period, without the adjustment for inflation, would have reached P$3,752 million, an increase of P$524 million, or 16%, compared to FY02 (P$3,228 million). The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Measured service, the main component of revenues in the basic telephony business, decreased by P$102 million, or 10%, to P$917 million during FY03 compared to FY02 (P$1,019 million). Non-adjusted figures would have shown an increase of P$101 million, or 12%. Revenues from local telephony increased due to higher traffic while revenues from domestic long distance increased also as a consequence of higher traffic and higher average rates due to the reduction in promotional discounts given to customers.

Total traffic volume (Local and DLD), measured in minutes, increased by 3% for FY03 when compared to the same period of FY02.

Monthly charges decreased by P$160 million, or 21%, to P$602 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of P$19 million, or 3%, mainly due to the increase in revenues from Supplementary Services. Lines in service as of December 31, 2003 increased to approximately 3,656,000, due to a slight recovery in demand, compared to approximately 3,590,000 as of December 31, 2002. This level of lines in service is still inferior to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Government in January 6, 2002.

Revenues from installation fees paid by new customers increased by P$7 million, or 35%, to P$27 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of P$10 million, or 59%, largely due to a higher number of lines connected.

Public telephony revenues decreased by P$25 million, or 13%, to P$168 million for FY03 when compared to FY02. Non-adjusted figures would have shown an increase of P$16 million, or 11%, as a consequence of the higher traffic generated by public telephony telecommunication centers ( “Telecentros” ).

Revenues generated by interconnection services during FY03 decreased by P$8 million, or 5%, to P$164 million. Non-adjusted figures would have shown an increase of P$28 million, or 21%, mainly due to the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony business, during FY03, revenues decreased by P$47 million,

or 18%, to P$213 million when compared to FY02. Non-adjusted figures would have shown an increase of P$2 million, or 1%, mainly due to lower discounts on ILD tariffs. Moreover, outgoing international long distance traffic, measured in minutes, decreased by 15%, when compared to FY02.

Revenues generated by the data transmission business totaled P$331 million during FY03, representing a decrease of P$37 million, or 10%, when compared to the same period of FY02. Non-adjusted figures would have shown an increase of P$32 million, or 11%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use local numbers with 4004 or similar numbering to access Telecom’s network. As of December 31, 2003 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by P$4 million, or 7%, to P$61 million during FY03. Non-adjusted figures would have shown an increase of P$15 million, or 33%, mainly due to the higher number of subscribers in ADSL high-speed access, as the Company increased the coverage of the service. As of December 31, 2003, the number of Arnet’s ADSL subscribers reached approximately 44,600, while Internet dial-up customers reached approximately 155,200 increasing by 8,000 and 15,000 respectively compared with December 31, 2002.

The revenues generated by the cellular business during FY03 increased by P$128 million, or 12%, to P$1,163 million when compared to FY02. Non-adjusted figures would have shown an increase of P$300 million, or 35%.

Non-adjusted revenues of Telecom Personal in Argentina would have increased by P$316 million, or 46%, to P$1,003 million compared to FY02 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators, and the increase in national and international roaming charges.

Furthermore, the average revenue per user increased by 28% (to P$32 per customer, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,603,000 at December 31, 2003, representing an increase of approximately 413,000 customers, or 19%, compared to December 31, 2002.

It must be noted that in 4Q03 the level of competition in the celular market has increased significantly after the launch of GSM services of other operators in the market. Accordingly, Telecom Personal has increased the coverage and capacity of its GSM network and has launched marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of December 31, 2003 amounted to approximately 2,120,000 prepaid subscribers, representing 81% of the total customer base, and approximately 483,000 post-paid subscribers, representing the remaining 19% of the total customer base.

Núcleo, Telecom Personal’s subsidiary that provides cellular and PCS services in Paraguay, generated P$160 million in revenues during FY03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of P$17 million, or 10%, as compared to FY02. Non-adjusted figures would have shown a similar decrease of P$16 million, or 9%. The decrease can be mainly attributed to the appreciation of the peso against the guaraní as these revenues are denominated in Paraguayan currency.

As of December 31, 2003, Núcleo had approximately 527,000 cellular and PCS customers, an increase of approximately 8,300 customers, or 1.6%, when compared to December 31, 2002.

In the telephone directories’ publishing business, revenues from the affiliated company Publicom increased by P$11 million, or 48%, to P$34 million during FY03 when compared to FY02. Non-adjusted figures would have shown a similar increase in revenues coming from advertisements published in directories of the Buenos Aires region that were distributed during the 4Q03.

Operating Costs

The cost of services provided, administrative expenses and selling expenses for FY03 decreased by P$570 million, or 14%, to P$3,646 million when compared to the same period of FY02, mainly as a result of the inflation adjustment of figures as of December 31, 2002 and to cost reduction plans implemented by the Company. In the case of not applying the inflationary adjustment to the operating costs before depreciation and amortization, such costs would have decreased for FY03 to P$1,766 million or by P$92 million, or 6%.

Salaries and social security contributions decreased by P$81 million, or 14%, to P$506 million during FY03. Non-adjusted figures would have shown an increase of P$45 million, or 10%, primarily due to the increase in social security contributions since March 1, 2003 and the extraordinary bonuses and salary increase for unionized and non-unionized employees. Additionally, an increase in the headcount was registered mainly as a consequence of the incorporation in September of 1,393 employees previously employed by third parties. Such employees were allocated to customer service areas within the Company. As of December 31, 2003, the headcount totaled 13,944 compared to 13,515 as of December 31, 2002.

Expenses related to taxes decreased by P$20 million, or 7%, to P$256 million for FY03. Non-adjusted figures would have shown an increase in taxes of P$41 million, or 19%, mainly due to the increase in the rate of the turnover tax on the cellular revenues and the increase in sales in the fixed telephony and the cellular businesses.

Materials and supplies charges decreased by P$24 million, or 13%, to P$164 million for FY03. Non-adjusted figures would have shown an increase of P$19 million, or 13%, mainly due to higher expenses associated with the installation of new lines and maintenance of the network in the fixed business.

The allowance for doubtful accounts decreased by P$178 million, or 94%, to P$11 million for FY03. Non-adjusted figures would have shown a decrease of P$116 million, or 91%. The decrease evidenced in the fixed lines business (P$84 million) and in the cellular business (P$10 million) was related to the improvement in the levels of collection and the recovery of past due accounts.

Commissions paid to vendors and card sales increased by P$50 million, or 109%, to P$96 million for FY03. Non-adjusted figures would have shown an increase of P$55 million, or 134%, as a consequence of commissions paid for new cellular customers and sales of prepaid cards.

Interconnection costs decreased by P$5 million, or 4%, to P$136 million for the period of FY03. Non-adjusted figures would have shown an increase of P$24 million, or 21%, mainly as a result of higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to 4004 services in the Internet business and the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Service fees decreased by P$20 million, or 17%, to P$96 million for FY03. Non-adjusted figures would have shown no changes compared to FY02.

Management services fees arising mainly from special missions decreased by P$21 million, or 91%, to P$2 million for FY03. Non-adjusted figures would have shown a decrease of P$11 million, or 85%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1, 2002. As a consequence, the accrual and the payment of the management fee (except for the services related to the special missions requested by the Company) have been suspended from such day and until the termination of the Management Contract provided in point 7.2. of such contract (October 2004). Only the special services requested by Telecom have been paid.

Costs related to advertising increased by P$16 million, or 57%, to P$44 million for FY03. Non-adjusted figures would have shown an increase of P$22 million, or 100%. This is mainly due to higher media advertising expenses for the Internet and cellular businesses.

Cost of cellular handsets increased by P$10 million, or 83%, to P$22 million. Non-adjusted figures would have shown an increase of P$12 million, or 120%, mainly due to the higher number of cellular handsets sold.

Other expenses decreased by P$33 million, or 11%, for FY03, to P$322 million. Non-adjusted figures would have shown a decrease of P$17 million, or 6%.

Depreciation of fixed assets decreased by P$212 million, or 11%, to P$1,768 million during FY03 as a consequence of the end of the amortization period of some assets and lower depreciation of capitalized foreign currency exchange differences originated by financial debt.

Finally, amortization of intangible assets decreased by P$2 million, or 2%, to P$109 million for FY03, mainly due to lower charges related to exclusivity rights and information systems development in the cellular business.

Financial and Holding Results

The gains resulting from financial and holding results reached P$48 million for FY03 as compared to the loss of P$5,302 million FY02. This improvement can be largely attributed to the $P673 million gain arising from currency exchange differences derived from the appreciation of the Peso during FY03, which affected the Company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $256 million when compared with the same period of FY02.

Other Expenses

Other expenses (net) decreased P$8 million, or 5%, to P$168 million for the FY03 compared to FY02 mainly as a result of lower charges related to lawsuits.

Cash Tender Offer—Debt Restructuring Results

As a result of the Cash Tender Offer that took place in June 2003, P$376 million had been registered as Debt Restructuring Results.

Cash flow and Net Financial Debt

Net Financial Debt (Loans – Cash and banks plus Investments) decreased by P$2,239 million, or 23%, to P$7,578 million for FY03 compared with FY02 (P$9,817 million), as a consequence of the lower exchange rate of the peso against the US Dollar, the results of the Cash Tender Offer and the cash generation from operations, partially compensated by the effect of the higher exchange rate of the Peso against the Euro.

Investment Plan

Telecom has made investments in fixed assets of P$20,979 million, since the start of operations on

November 8, 1990, of which P$182 million corresponds to FY03. Likewise, a P$ 4 million investment were made as Intangible Assets. As of December 31, 2003, the net book value of fixed assets and intangible assets totaled P$8,846 million.

Of the total amount invested during the FY03, P$81 million, or 45%, corresponds to basic telephony, data transmission and Internet (public telephony 5%, transmission 16% and outside plant 30%, switching 17% and others 11%) and P$101 million or 55% to cellular telephony.

Other Matters

Nortel Inversora

On December 10, 2003 the Secretariat of Communications issued Resolution N° 111 pursuant to which it authorized:

1.	the shareholders of the Company’s holding company Nortel Inversora S.A. (“Nortel”) to make a capital contribution with all of their ordinary Class A and B shares of Nortel to Sofora Telecomunicaciones S.A. (“Sofora”);

2.	France Cables et Radio y Atlas Belgium Services S.A. to transfer its ownership interest in 48% of the total share capital of Sofora to W de Argentina – Inversiones S.L.;

3.	Telecom Italia Group to be the exclusive operator of Telecom Argentina STET-France Telecom S.A, and

4.	Telecom Argentina STET-France Telecom S.A to change its name to Telecom Argentina S.A.

The authorization of the Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia) was granted on December 15 through resolution N° 109.

Consequently, the France Telecom Group has transferred 96% of its share participation in Sofora Telecomunicaciones S.A., current controlling shareholder of Nortel Inversora S.A. to the W de Argentina- Inversiones S.L. and as a result, the France Telecom Group has ceased to be an operator of the Company

Debt Restructuring

On January 9, 2004 announced its proposal for a comprehensive restructuring of all of its outstanding unsecured financial debt. Telecom proposes to implement its proposal pursuant to an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine law (the “APE”).

Under the proposal, Telecom proposes to restructure all of its outstanding unsecured financial debt by issuing new unsecured notes with new terms and/or by paying cash consideration in accordance with the different options included in the proposal.

The Company’s outstanding financial debt holders will be offered three consideration options.

In connection with the APE, Telecom will make a partial cash interest payment to each holder for the period from January 1, 2004 through the issuance date of the new notes.

Once the APE receives court approval, the Company will execute the APE through the issuance of the new notes in accordance with the terms approved by the court.

Further details on the proposal have been informed through press releases that can be found on Telecom Argentina’s web site.

A registration statement relating to the notes being issued to U.S. holders of the Company’s outstanding unsecured financial debt has been filed with the United States Securities and Exchange Commission but has not yet become effective. These notes may not be sold nor may offers be accepted prior to the time the registration statement becomes effective.

Name Change

On February 18, 2004, Telecom announced that pursuant to an Ordinary and Extraordinary meeting of its shareholders held on such date, the shareholders of the Company approved a resolution to amend the by-laws of the Company to reflect the name change to Telecom Argentina S.A.

Upon the approval of the resolution by the Company’s shareholders, the corporate name change became effective, notwithstanding the registration of the name change with the Commercial Registry.

Argentine Companies Law

The negative unappropriated retained earnings have consumed the legal reserve and the 50% of the adjusted Capital stock. This situation is contemplated in article 206 of the Argentine Company Law that mandates the obligatory reduction of Capital in such cases. However, The Executive Power has suspended the application of the above-mentioned article until December 10, 2004 through Decree N° 1,293/03. The Board of Directors has taken note of the situation and will take the necessary measures if required.

****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. (recent developments are described in “Other Matters”). Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On December 31, 2003, Telecom had 984,380,978 shares outstanding.

For more information, please contact Financial Planning & Investor Relations Department:	For information about Telecom Group services visit:

Pedro Insussarry	www.telecom.com.ar
54-11-4968-3743
pinsussa@ta.telecom.com.ar	www.telecompersonal.com.ar

Moira Colombo	www.telecominternet.com.ar
54-11-4968-3628
mcolombo@ta.telecom.com.ar	www.arnet.com.ar

Gastón Urbina	e-company.telecom.com.ar
54-11-4968-3627
gurbina@ta.telecom.com.ar	epymes.com.ar

Mensajes: 54-11-4968-3627	www.tstore.com.ar
Fax: 54-11-4313-5842
www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TWELVE MONTH PERIOD AND FOUR QUARTER—FISCAL YEAR 2003.

(In millions of Argentine constant pesos as of February 28, 2003, except statistical data and table 9)

1- Consolidated Balance Sheet

	12/31/03	12/31/02 (1)	$	%
Cash, equivalents and investments	2,467	1,415	1,052	74%
Trade receivables	581	609	(28)	-5%
Other current assets	167	79	88	111%

TOTAL CURRENT ASSETS	3,215	2,103	1,112	53%

Trade receivables	—	1	(1)	-100%
Fixed assets	8,001	9,689	(1,688)	-17%
Other non-current assets	1,085	1,148	(63)	-5%

TOTAL NON-CURRENT ASSETS	9,086	10,838	(1,752)	-16%

TOTAL ASSETS	12,301	12,941	(640)	-5%

Accounts payable	451	394	57	14%
Loans	9,996	11,135	(1,139)	-10%
Other current liabilities	268	213	55	26%

TOTAL CURRENT LIABILITIES	10,715	11,742	(1,027)	-9%

Accounts payable	—	—	—	—
Loans	86	145	(59)	-41%
Other non-current liabilities	279	200	79	40%

TOTAL NON-CURRENT LIABILITIES	365	345	20	6%

TOTAL LIABILITIES	11,080	12,087	(1,007)	-8%

Minority Interest	32	9	23	256%
Temporary differences from translation	21	28	(7)	-25%
Shareholders’ equity	1,168	817	351	43%

TOTAL LIABILITIES AND EQUITY	12,301	12,941	(640)	-5%

2- Consolidated Loans

	12/31/03	12/31/02 (1)	$	%
Corporate Bonds	4,912	5,407	(495)	-9%
Banks	1,638	2,097	(459)	-22%
On purchase of fixed assets and inventories	2,595	3,033	(438)	-14%
Accrued interest	747	564	183	32%
Penalties or default interest	104	34	70	206%

TOTAL CURRENT LOANS	9,996	11,135	(1,139)	-10%

Banks	86	142	(56)	-39%
Accrued interest	—	3	(3)	-100%

TOTAL NON-CURRENT LOANS	86	145	(59)	-41%

TOTAL LOANS	10,082	11,280	(1,198)	-11%

(1)	As a consequence of the application of the new accounting rules, the comparative information for intermediate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, Evolution of Shareholder’s Equity, and Cash Flow Statement should be the one corresponding to the equivalent of the previous fiscal year.

3- Consolidated Income Statement

Twelve -Month Comparison

	As of December 31
	2003	2002	$	%
Net revenues	3,753	4,012	(259)	-6%
Cost of services provided	(2,640)	(2,893)	253	-9%

GROSS PROFIT	1,113	1,119	(6)	-1%

Administrative expenses	(222)	(281)	59	-21%
Selling expenses	(784)	(1,042)	258	-25%

OPERATING (LOSS)/PROFIT	107	(204)	311	-152%

Equity income from related companies	2	(23)	25	-109%
Amortization of goodwill	—	(10)	10	-100%
Financial & holding results	48	(5,302)	5,350	-101%
Debt Restructuring Results	376	—	376	—
Other incomes & expenses	(168)	(176)	8	-5%

RESULTS FROM ORDINARY OPERATIONS	365	(5,715)	6,080	-106%

Taxes on income	7	1,304	(1,297)	-99%
Minority interest	(21)	25	(46)	-184%

NET (LOSS)/INCOME	351	(4,386)	4,737	-108%

Operating (Loss)/Profit before D&A	1,984	1,887	97	5%

As a % of Net Revenues	53%	47%

Consolidated Income Statement

Three-Month Comparison

	As of December 31
	2003	2002	$	%
Net revenues	1,042	861	181	21%
Cost of services provided	(711)	(682)	(29)	4%

GROSS PROFIT	331	179	152	85%

Administrative expenses	(40)	(51)	11	-22%
Selling expenses	(208)	(189)	(19)	10%

OPERATING (LOSS)/PROFIT	83	(61)	144	-236%

Equity income from related companies	—	(5)	5	-100%
Amortization of goodwill	—	—	—	—
Financial & holding results	(481)	560	(1,041)	-186%
Debt Restructuring Results	1	—	1	—
Other incomes & expenses	(30)	(61)	31	-51%

RESULTS FROM ORDINARY OPERATIONS	(427)	433	(860)	-199%

Taxes on income	7	(686)	693	-101%
Minority interest	(8)	4	(12)	-300%

NET (LOSS)/INCOME	(428)	(249)	(179)	72%

Operating (Loss)/Profit before D&A	537	468	69	15%

As a % of Net Revenues	52%	54%

4- Consolidated Statement of Cash Flow

Twelve -Month Comparison

	As of December 31
	2003	2002	$	%
Net income	351	(4,386)	4,737	-108%
Depreciation and Amortization	1,877	2,091	(214)	-10%
Increase in provisions			—	—
(Increase)/decrease in assets	(366)	998	(1,364)	-137%
(Decrease)/increase in liabilities	336	(697)	1,033	-148%
Others, net	(183)	3,661	(3,844)	-105%

Total Funds generated by Operating Activities	2,015	1,667	348	21%

Total Funds applied to Investing Activities	(345)	(312)	(33)	11%

Interests and financial expenses	(335)	(446)	111	-25%
Increase in financial debt, net	(433)	(24)	(409)	1704%

Total Funds applied to Financing Activities	(768)	(470)	(298)	63%

Increase/(decrease) of Funds	902	885	17	2%

Consolidated Statement of Cash Flow

Three-Month Comparison

	As of December 31
	2003	2002	$	%
Net income	(428)	(249)	(179)	72%
Depreciation and Amortization	454	529	(75)	-14%
Increase in provisions	(114)	(260)	146	-56%
(Increase)/decrease in assets	(59)	(109)	50	-46%
(Decrease)/increase in liabilities	86	140	(54)	-39%
Others, net	698	351	347	99%

Total Funds generated by Operating Activities	637	402	235	58%

Total Funds applied to Investing Activities	(60)	6	(66)	-1100%

Interests and financial expenses	(3)	(7)	4	-57%
Increase in financial debt, net	(4)	17	(21)	-124%

Total Funds applied to Financing Activities	(7)	10	(17)	-170%

Increase/(decrease) of Funds	570	418	152	36%

5- Consolidated Revenues Breakdown

Twelve -Month Comparison

	As of December 31
	2003	2002	$	%
Fixed Telephony	1,951	2,269	(318)	-14%

Measured service
Local	490	557	(67)	-12%
DLD	427	462	(35)	-8%
Monthly charges	602	762	(160)	-21%
Installation fees	27	20	7	35%
Public telephones	168	193	(25)	-13%
Interconnection	164	172	(8)	-5%
Lease of lines and circuits	32	42	(10)	-24%
Others	41	61	(20)	-33%

International Telephony	213	260	(47)	-18%

Data transmission	331	368	(37)	-10%

Data transmission Services	113	102	11	11%
Monthly charges & Internet Traffic	130	133	(3)	-2%
Others	88	133	(45)	-34%

Internet	61	57	4	7%

Internet monthly fee	61	57	4	7%

Cellular Telephony	1,163	1,035	128	12%

Telecom Personal	1,003	858	145	17%

Monthly fee and measured service	251	300	(49)	-16%
Pre-paid card	246	148	98	66%
Calling Party Pays	375	283	92	33%
Others	131	127	4	3%

Núcleo	160	177	(17)	-10%

Monthly fee and measured service	37	50	(13)	-26%
Pre-paid card	39	28	11	39%
Calling Party Pays	69	83	(14)	-17%
Others	15	16	(1)	-6%

Telephone Directories (Publicom)	34	23	11	48%

TOTAL NET REVENUES	3,753	4,012	(259)	-6%

Consolidated Revenues Breakdown

Three-Month Comparison

	As of December 31
	2003	2002	$	%
Fixed Telephony	508	466	42	9%

Measured service
Local	132	110	22	20%
DLD	112	104	8	8%
Monthly charges	154	152	2	1%
Installation fees	7	4	3	75%
Public telephones	42	42	—	0%
Interconnection—fixed	45	31	14	45%
Lease of lines and circuits—fixed	8	8	—	0%
Others	8	15	(7)	-47%

International Telephony	57	49	8	16%

Data transmission	84	96	(12)	-13%

Terrestrial Networks	(32)	(45)	13	-29%
Monthly charges & Internet Traffic	35	28	7	25%
Others	81	113	(32)	-28%

Internet	17	13	4	0

Internet monthly fee	17	13	4	31%

Cellular Telephony	346	220	126	57%

Telecom Personal	297	195	102	52%

Monthly fee and measured service	66	63	3	5%
Pre-paid card	69	41	28	68%
Calling Party Pays	114	62	52	84%
Others	48	29	19	66%

Núcleo	49	25	24	96%

Monthly fee and measured service	11	6	5	83%
Pre-paid card	13	4	9	225%
Calling Party Pays	21	13	8	62%
Others	4	2	2	100%

Telephone Directories (Publicom)	30	17	13	76%

TOTAL NET REVENUES	1,042	861	181	21%

6- Consolidated Income Statement by Activities

Twelve-month period—FY 2003 (01/01/03—12/31/03)

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES	2,556	1,163	34	3,753	(259)	-6%

Salaries and social security contributions	(424)	(74)	(8)	(506)	81	-14%
Agent commissions and card sales	(21)	(75)	—	(96)	(50)	107%
Taxes	(150)	(106)	—	(256)	20	-7%
Materials and supplies	(117)	(33)	(14)	(164)	24	-13%
Allowance for doubtful accounts	3	(10)	(4)	(11)	178	-94%
Interconnection cost	(136)	—	—	(136)	5	-4%
Settlement charges	(76)	—	—	(76)	27	-26%
Lease of lines and circuits	(29)	(9)	—	(38)	3	-7%
Service fees	(81)	(13)	(2)	(96)	20	-17%
Management fees	(2)	—	—	(2)	21	-91%
Advertising	(23)	(20)	(1)	(44)	(16)	57%
Cost of cellular handsets	—	(22)	—	(22)	(10)	83%
Others	(136)	(184)	(2)	(322)	53	-14%

Operating (Loss)/Profit before D&A	1,364	617	3	1,984	97	5%
Operating (Loss)/Profit before D&A Margin	53%	53%	9%	53%
Depreciation of fixed assets	(1,436)	(327)	(5)	(1,768)	212	-11%
Amortization of intangible assets	(63)	(46)	—	(109)	2	-2%

OPERATING RESULTS	(135)	244	(2)	107	311	-152%

EQUITY INCOME FROM RELATED COMPANIES	—	—	2	2	25	-109%

AMORTIZATION OF GOODWILL	—	—	—	—	10	-100%

Interest on assets	72	(33)	10	49	1,601	-103%
Interest on liabilities	(204)	201	2	(1)	3,749	-100%
FINANCIAL AND HOLDING RESULTS	(132)	168	12	48	5,350	-101%

DEBT RESTRUCTURING RESULTS	280	90	6	376	376	—

OTHER INCOMES AND EXPENSES	(121)	(37)	(10)	(168)	8	-5%

RESULTS FROM ORDINARY OPERATIONS	(108)	465	8	365	6,080	-106%

Taxes on income	—	11	(4)	7	(1,297)	-99%
Minority interest	—	(21)	—	(21)	(46)	-184%

NET (LOSS)/INCOME	(108)	455	4	351	4,737	-108%

* Twelve month period FY 2003 vs. Twelve month period FY 2002

Consolidated Income Statement by Activities
Twelve-month period FY 2002 (01/01/02—12/31/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephone	Publishing Directories	Consolidated Activities
NET REVENUES	2,954	1,035	23	4,012

Salaries and social security contributions	(472)	(92)	(23)	(587)
Agent commissions and card sales	(25)	(21)	—	(46)
Taxes	(176)	(98)	(2)	(276)
Materials and supplies	(144)	(33)	(11)	(188)
Allowance for doubtful accounts	(129)	(54)	(6)	(189)
Interconnection cost	(141)	—	—	(141)
Settlement charges	(103)	—	—	(103)
Lease of lines and circuits	(24)	(17)	—	(41)
Service fees	(100)	(13)	(3)	(116)
Management fees	(23)	—	—	(23)
Advertising	(14)	(14)	—	(28)
Cost of cellular handsets	—	(12)	—	(12)
Others	(214)	(158)	(3)	(375)

Operating (Loss)/Profit before D&A	1,389	523	(25)	1,887
Operating (Loss)/Profit before D&A Margin	47%	51%	-109%	47%
Depreciation of fixed assets	(1,558)	(416)	(6)	(1,980)
Amortization of intangible assets	(66)	(45)	—	(111)

OPERATING RESULTS	(235)	62	(31)	(204)

EQUITY INCOME FROM RELATED COMPANIES	(15)	—	(8)	(23)
AMORTIZATION OF GOODWILL	(10)	—	—	(10)

Interest on assets	(1,015)	(487)	(50)	(1,552)
Interest on liabilities	(3,260)	(513)	23	(3,750)
FINANCIAL AND HOLDING RESULTS	(4,275)	(1,000)	(27)	(5,302)

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(101)	(58)	(17)	(176)

RESULTS FROM ORDINARY OPERATIONS	(4,636)	(996)	(83)	(5,715)

Taxes on income	1,104	186	14	1,304
Minority interest	—	25	—	25
NET (LOSS)/INCOME	(3,532)	(785)	(69)	(4,386)

Consolidated Income Statement by Activities

Four Quarter FY 2003 (10/01/03—12/31/03)

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation *
	Fixed Tel Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	666	346	30	1,042	181	21%

Salaries and social security contributions	(120)	(20)	(3)	(143)	(27)	23%
Agent commissions and card sales	(4)	(24)	—	(28)	(34)	-595%
Taxes	(38)	(29)	—	(67)	(4)	6%
Materials and supplies	(34)	(10)	(12)	(56)	(8)	17%
Allowance for doubtful accounts	7	1	—	8	—	0%
Interconnection cost	(36)	—	—	(36)	(7)	24%
Settlement charges	(19)	—	—	(19)	(19)	—
Lease of lines and circuits	(7)	5	—	(2)	6	-75%
Service fees	(16)	(4)	(1)	(21)	6	-22%
Management fees	—	—	—	—	1	-100%
Advertising	(14)	(13)	(1)	(28)	(24)	600%
Cost of cellular handsets	—	(17)	—	(17)	(17)	0%
Others	(35)	(60)	(1)	(96)	(6)	7%

Operating (Loss)/Profit before D&A	350	175	12	537	69	15%
Operating (Loss)/Profit before D&A Margin	53%	51%	—	52%
Depreciation of fixed assets	(342)	(82)	(2)	(426)	75	-15%
Amortization of intangible assets	(16)	(12)	—	(28)	—	0%

OPERATING RESULTS	(8)	81	10	83	144	-235%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	5	-100%

AMORTIZATION OF GOODWILL	—	—	—	—	—	0%

Interest on assets	91	(3)	—	88	62	238%
Interest on liabilities	(546)	(23)	—	(569)	(1,103)	-207%

FINANCIAL AND HOLDING RESULTS	(455)	(26)	—	(481)	(1,041)	-186%

DEBT RESTRUCTURING RESULTS	—	—	1	1	1	—

OTHER INCOMES AND EXPENSES	(33)	3	—	(30)	31	-51%

RESULTS FROM ORDINARY OPERATIONS	(496)	58	11	(427)	(860)	-199%

Taxes on income	—	11	(4)	7	693	-101%
Minority interest	—	(8)	—	(8)	(12)	—

NET (LOSS)/INCOME	(496)	61	7	(428)	(179)	72%

* Second quarter FY 2003 vs. Second Quarter FY 2002

Consolidated Income Statement by Activities Four Quarter FY 2002 (10/01/02—12/31/02)

	In million of Argentine constant pesos as of February 28, 2003
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	624	220	17	861

Salaries and social security contributions	(90)	(18)	(8)	(116)
Agent commissions and card sales	(6)	12	—	6
Taxes	(41)	(21)	(1)	(63)
Materials and supplies	(31)	(7)	(10)	(48)
Allowance for doubtful accounts	—	8	—	8
Interconnection cost	(29)	—	—	(29)
Settlement charges	(21)	—	—
Lease of lines and circuits	(5)	(3)	—	(8)
Service fees	(24)	(2)	(1)	(27)
Management fees	(1)	—	—	(1)
Advertising	(1)	(3)	—	(4)
Cost of cellular handsets	—	—	—	—
Others	(39)	(50)	(1)	(90)

Operating (Loss)/Profit before D&A	336	136	(4)	468
Operating (Loss)/Profit before D&A Margin	54%	62%	-24%	54%
Depreciation of fixed assets	(396)	(103)	(2)	(501)
Amortization of intangible assets	(17)	(11)	—	(28)

OPERATING RESULTS	(77)	22	(6)	(61)

EQUITY INCOME FROM RELATED COMPANIES	(5)	—	—	(5)

AMORTIZATION OF GOODWILL	—	—	—	—

Interest on assets	(8)	32	2	26
Interest on liabilities	315	218	1	534
FINANCIAL AND HOLDING RESULTS	307	250	3	560

DEBT RESTRUCTURING RESULTS	—	—	—	—

OTHER INCOMES AND EXPENSES	(42)	(15)	(4)	(61)

RESULTS FROM ORDINARY OPERATIONS	183	257	(7)	433

Taxes on income	(473)	(213)	—	(686)
Minority interest	—	4	—	4

NET (LOSS)/INCOME	(290)	48	(7)	(249)

7- Ratios

	12/31/2003	12/31/2002
Liquidity	0.3	0.18
Consolidated Financial Indebtedness(*)	6.3	11.9
Total Consolidated Indebtedness	9.2	14.6
Return on equity (**)	0.4	(1.1)

(*)	Financial indebtedness = (Loans – Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity – net income for the period).

8- Statistical Data

	FIXED TELEPHONY
	December 31, 2003			December 30, 2002
TELECOM	Cumulat. (1)	12-month period	Quarter (1)	Cumulat. (1)	12-month period	Quarter
Installed lines	3,800,085	(2,379)	(519)	3,802,464	2,406	64
Lines in service (2)	3,655,859	65,575	33,110	3,590,284	(301,516)	(19,846)
Customer lines	3,361,341	67,389	33,827	3,293,952	(289,670)	(16,390)
Public telephony lines	80,127	315	681	79,812	(2,364)	315
Digitalization (%)	100				100
Fixed lines in service per 100 inhabitants (northern region)	19.6	0.2	0.2	19.4	(2)	(0.2)
Fixed lines in service per employee	320	(3)	(22)	323	(37)	(3)
Investment in fixed assets (3)	20,979	182	122	20,797	238	20

(1)	Cumulative since the start of activities.
(2)	Includes direct inward dialing numbers connected to digital trunk lines
(3)	Includes deferred exchange differences registered during the present quarter of P$1,144 million.

9- Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)

Consolidated Revenues Breakdown	Twelve-Month Comparison								Three month comparison
	As of December 31								As of December 31
	2003			2002					2003			2002
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
Fixed Telephony	1,950	1	1,951	1,786	483	2,269	164	9%	508	—	508	468	(2)	466	40	9%

Measured service
Local	489	1	490	445	112	557	44	10%	131	1.0	132	117	(7)	110	14	12%
DLD	427	—	427	370	92	462	57	15%	113	(1.0)	112	105	(1)	104	8	8%
Monthly charges	602	—	602	583	179	762	19	3%	154	—	154	145	7	152	9	6%
Installation fees	27	—	27	17	3	20	10	59%	7	—	7	5	(1)	4	2	40%
Public telephones	168	—	168	152	41	193	16	11%	42	—	42	42	—	42	—	0%
Interconnection	164	—	164	136	36	172	28	21%	45	—	45	31	—	31	14	45%
Lease of lines and circuits	32	—	32	33	9	42	(1)	-3%	8	—	8	10	(2)	8	(2)	-18%
Others	41	—	41	50	11	61	(9)	-18%	8	—	8	13	2	15	(5)	-38%

International Telephony	213	—	213	211	49	260	2	1%	57	—	57	55	(6)	49	2	4%

Data transmission	331	—	331	299	69	368	32	11%	84	—	84	86	10	96	(2)	-2%

Data trans-mission Services	113	—	113	84	18	102	29	35%	(32)	—	(32)	(35)	(10)	(46)	3	-10%
Internet Traffic	130	—	130	107	26	133	23	21%	35	—	35	28	(0)	28	7	25%
Others	88	—	88	108	25	133	(20)	-19%	81	—	81	93	20	113	(12)	-13%

Internet	61	—	61	46	11	57	15	33%	17	—	17	14	(1)	13	3	21%

Monthly fee	61	—	61	46	11	57	15	33%	17	—	17	14	(1)	13	3	21%

Cellular Telephony	1,163	—	1,163	863	172	1,035	300	35%	346	—	346	219	1	220	127	58%

Telecom Personal	1,003	—	1,003	687	171	858	316	46%	297	—	297	195	—	195	102	52%

Monthly fee and measured service	251	—	251	236	64	300	15	6%	66	—	66	62	1	63	4	6%
Pre-paid card	246	—	246	124	24	148	122	98%	69	—	69	41	—	41	28	68%
Calling Party Pays	375	—	375	225	58	283	150	67%	114	—	114	62	—	62	52	84%
Others	131	—	131	102	25	127	29	28%	48	—	48	30	(1)	29	18	60%

Núcleo	160	—	160	176	1	177	(16)	-9%	49	—	49	24	1	25	25	104%

Monthly fee and measured service	37	—	37	50	—	50	(13)	-26%	11	—	11	6	—	6	5	83%
Pre-paid card	39	—	39	28	—	28	11	39%	13	—	13	4	—	4	9	225%
Calling Party Pays	69	—	69	82	1	83	(13)	-16%	21	—	21	12	1	13	9	75%
Others	15	—	15	16	—	16	(1)	-6%	4	—	4	2	—	2	2	100%

Telephone Directories (Publicom)	34	—	34	23	—	23	11	48%	30	—	30	18	(1)	17	12	67%

NET REVENUES	3,752	1	3,753	3,228	784	4,012	524	16%	1,042	—	1,042	859	1	860	183	21%

Consolidated Statement of Cash Flow	Twelve-Month Comparison								Three month comparison
	As of December 31								As of December 31
	2003			2002					2003			2002
	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Inflation Adjustment	Adjusted Figures	Historical Figures	Historical Figures
Collected Interests	75	—	75	48	7	55	27	56%	29	—	29	34	—	34	(5)	-15%
Historical foreign currency exchange differences by cash and cash equivalents	(13)	—	(13)	200	(198)	2	(213)	-107%	146	—	146	(40)	(356)	(396)	186	-465%
Other results and a decrease or increase in assets and liabilities	1,963	(10)	1,953	1,365	245	1,610	598	44%	1,066	(10)	1,056	788	295	1,083	278	35%

Total Funds generated by Operating Activities	2,025	(10)	2,015	1,613	54	1,667	412	26%	1,241	(10)	1,231	782	(61)	721	459	59%

Fixed asset and intangible asset acquisition	(168)	—	(168)	(294)	(120)	(414)	126	-43%	(100)	—	(100)	(109)	(6)	(115)	9	-8%
Investments not considered as cash or cash equivalents	(177)	—	(177)	113	(11)	102	(290)	-257%	(218)	—	(218)	95	6	101	(313)	-329%

Total Funds applied to Investing Activities	(345)	—	(345)	(181)	(131)	(312)	(164)	91%	(318)	—	(318)	(14)	—	(14)	(304)	2171%

Increase/(decrease) in financial debt, net	(433)	—	(433)	(22)	(2)	(24)	(411)	1868%	(7)	—	(7)	12	7	19	(19)	-158%
Interests and financial expenses	(335)	—	(335)	(301)	(145)	(446)	(34)	11%	(7)	—	(7)	(13)	(2)	(15)	6	-46%
Total Funds applied to Financing Activities	(768)	—	(768)	(323)	(147)	(470)	(445)	138%	(14)	—	(14)	(1)	5	4	(13)	1300%

Increase/(decrease) of Funds	912	(10)	902	1,109	(224)	885	(197)	-18%	909	(10)	899	767	(56)	711	142	19%

Consolidated net revenues, operating costs and EBITDA by activities

Twelve-month period—FY 2003 (01/01/03—12/31/03)

	Activities						Variation historical Figures
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures
NET REVENUES	2,555	1,163	34	3,752	1	3,753	524	16%

Salaries and social security contributions	(424)	(74)	(8)	(506)	—	(506)	(45)	10%
Agent commissions and card sales	(21)	(75)	—	(96)	—	(96)	(55)	134%
Taxes	(150)	(106)	—	(256)	—	(256)	(35)	16%
Materials and supplies	(115)	(33)	(14)	(162)	(2)	(164)	(19)	13%
Allowance for doubtful accounts	3	(10)	(4)	(11)	—	(11)	116	-91%
Interconnection cost	(136)	—	—	(136)	—	(136)	(24)	21%
Settlement charges	(76)	—	—	(76)	—	(76)	7	-8%
Lease of lines and circuits	(29)	(9)	—	(38)	—	(38)	3	-7%
Service fees	(81)	(13)	(2)	(96)	—	(96)	—	0%
Management fees	(2)	—	—	(2)	—	(2)	11	-85%
Advertising	(23)	(20)	(1)	(44)	—	(44)	(22)	100%
Cost of cellular handsets	—	(22)	—	(22)	—	(22)	(12)	120%
Others	(135)	(184)	(2)	(321)	(1)	(322)	(17)	6%

OPERATING COSTS	(1,189)	(546)	(31)	(1,766)	(3)	(1,769)	(92)	5%

Operating (Loss)/Profit before D&A	1,366	617	3	1,986	(2)	1,984	432	28%

As a % of Net Revenues	53%	53%	9%	53%		53%

Twelve-month period FY 2002 (01/01/02—12/31/02)

	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures
NET REVENUES	2,342	863	23	3,228	784	4,012

Salaries and social security contributions	(371)	(74)	(16)	(461)	(126)	(587)
Agent commissions and card sales	(21)	(20)	—	(41)	(5)	(46)
Taxes	(140)	(80)	(1)	(221)	(55)	(276)
Materials and supplies	(106)	(27)	(10)	(143)	(45)	(188)
Allowance for doubtful accounts	(81)	(42)	(4)	(127)	(62)	(189)
Interconnection cost	(112)	—	—	(112)	(29)	(141)
Settlement charges	(83)	—	—	(83)	(20)	(103)
Lease of lines and circuits	(24)	(17)	—	(41)	—	(41)
Service fees	(80)	(13)	(3)	(96)	(20)	(116)
Management fees	(13)	—	—	(13)	(10)	(23)
Advertising	(10)	(12)	—	(22)	(6)	(28)
Cost of cellular handsets	—	(10)	—	(10)	(2)	(12)
Others	(174)	(127)	(3)	(304)	(71)	(375)

OPERATING COSTS	(1,215)	(422)	(37)	(1,674)	(451)	(2,125)

Operating (Loss)/Profit before D&A	1,127	441	(14)	1,554	333	1,887

As a % of Net Revenues	48%	51%	-61%	48%		47%

Four Quarter FY 2003 (10/01/03—12/31/03)

	Activities						Variation historical Figures
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures
NET REVENUES	666	346	30	1,042	—	1,042	182	21%

Salaries and social security contributions	(120)	(20)	(3)	(143)	—	(143)	(33)	30%
Agent commissions and card sales	(4)	(24)	—	(28)	—	(28)	(31)	-1033%
Taxes	(38)	(29)	—	(67)	—	(67)	(6)	10%
Materials and supplies	(34)	(10)	(12)	(56)	—	(56)	(15)	37%
Allowance for doubtful accounts	7	1	—	8	—	8	2	33%
Interconnection cost	(36)	—	—	(36)	—	(36)	(7)	24%
Settlement charges	(19)	—	—	(19)	—	(19)	3	-14%
Lease of lines and circuits	(7)	5	—	(2)	—	(2)	6	-75%
Service fees	(16)	(4)	(1)	(21)	—	(21)	6	-22%
Management fees	—	—	—	—	—	—	—	0%
Advertising	(14)	(13)	(1)	(28)	—	(28)	(23)	460%
Cost of cellular handsets	—	(17)	—	(17)	—	(17)	(16)	1600%
Others	(34)	(61)	(1)	(96)	—	(96)	(11)	13%

OPERATING COSTS	(315)	(172)	(18)	(505)	—	(505)	(125)	33%

Operating (Loss)/Profit before D&A	351	174	12	537	—	537	57	12%

As a % of Net Revenues	53%	50%	-,-	52%		52%

Four Quarter FY 2002 (10/01/02—12/31/02)

	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Inflation Adjustment	Adjusted Figures
NET REVENUES	623	219	18	860	1	861

Salaries and social security contributions	(87)	(17)	(6)	(110)	(6)	(116)
Agent commissions and card sales	(5)	8	—	3	3	6
Taxes	(39)	(21)	(1)	(61)	(2)	(63)
Materials and supplies	(28)	(6)	(7)	(41)	(7)	(48)
Allowance for doubtful accounts	—	6	—	6	2	8
Interconnection cost	(29)	—	—	(29)	—	(29)
Settlement charges	(22)	—	—	(22)	1	(21)
Lease of lines and circuits	(5)	(3)	—	(8)	—	(8)
Service fees	(22)	(4)	(1)	(27)	—	(27)
Management fees	—	—	—	—	(1)	(1)
Advertising	(2)	(3)	—	(5)	1	(4)
Cost of cellular handsets	—	(1)	—	(1)	1	—
Others	(44)	(38)	(3)	(85)	(5)	(90)

OPERATING COSTS	(283)	(79)	(18)	(380)	(13)	(393)

Operating (Loss)/Profit before D&A	340	140	—	480	(12)	468

As a % of Net Revenues	55%	64%	0%	56%		54%

TELECOM PERSONAL S.A.

TWELVE MONTH PERIOD AND FOUR QUARTER—FISCAL YEAR 2003 .

(In millions of Argentine constant pesos as of February 28, 2003)

10- Consolidated Balance Sheet

	12/31/03	12/31/02(1)
Cash, equivalents and investments	515	259	256	99%
Trade receivables	247	215	32	15%
Other current assets	45	44	1	2%

TOTAL CURRENT ASSETS	807	518	289	56%

Trade receivables	77	48	29	60%
Fixed assets	1,414	1,644	(230)	-14%
Other non-current assets	731	767	(36)	-5%

TOTAL NON-CURRENT ASSETS	2,222	2,459	(237)	-10%

TOTAL ASSETS	3,029	2,977	52	2%

Accounts payable	239	142	97	68%
Loans	1,869	2,286	(417)	-18%
Other current liabilities	53	41	12	29%

TOTAL CURRENT LIABILITIES	2,161	2,469	(308)	-12%

Accounts payable	—	—	—	—
Loans	86	145	(59)	-41%
Other non-current liabilities	69	31	38	123%

TOTAL NON-CURRENT LIABILITIES	155	176	(21)	-12%

TOTAL LIABILITIES	2,316	2,645	(329)	-12%

Minority Interest	32	9	23	256%
Temporary differences from translation	21	18	3	17%
Shareholders’ equity	660	305	355	116%

TOTAL LIABILITIES AND EQUITY	3,029	2,977	52	2%

(1)	As a consequence of the application of the new accounting rules, the comparative information for intermediate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, Evolution of Shareholder’s Equity, and Cash Flow Statement should be the one corresponding to the equivalent of the previous fiscal year.

23

11- Consolidated Income Statement

Twelve-Month Comparison

	As of December 31
	2,003	2,002
Net revenues	1,170	1,042	128	12%
Cost of services provided	(720)	(631)	(89)	14%

GROSS PROFIT	450	411	39	9%

Administrative expenses	(82)	(121)	39	-32%
Selling expenses	(217)	(316)	99	-31%

OPERATING (LOSS)/PROFIT	151	(26)	177	-681%

Equity income from related companies	—	—	—	—
Amortization of goodwill	—	—	—	—
Financial & holding results	161	(1,039)	1,200	-115%
Debt Restructuring Results	90	—	90	—
Other incomes & expenses	(37)	(59)	22	-37%

RESULTS FROM ORDINARY OPERATIONS	365	(1,124)	1,489	-132%

Taxes on income	11	186	(175)	-94%
Minority interest	(21)	25	(46)	-184%

NET (LOSS)/INCOME	355	(913)	1,268	-139%

Operating (Loss)/Profit before D&A	496	406	90	22%

As a % of Net Revenues	42%	39%

Consolidated Income Statement
Three-Month Comparison

	As of December 31
	2,003	2,002
Net revenues	349	222	127	57%
Cost of services provided	(228)	(155)	(73)	47%

GROSS PROFIT	121	67	54	81%

Administrative expenses	(3)	(23)	20	-87%
Selling expenses	(61)	(41)	(20)	49%

OPERATING (LOSS)/PROFIT	57	3	54	1800%

Equity income from related companies	—	—	—	—
Amortization of goodwill	—	—	—	—
Financial & holding results	(27)	212	(239)	-113%
Debt Restructuring Results	—	—	—	—
Other incomes & expenses	3	(17)	20	-118%

RESULTS FROM ORDINARY OPERATIONS	33	198	(165)	-83%

Taxes on income	11	(256)	267	-104%
Minority interest	(8)	4	(12)	-300%

NET (LOSS)/INCOME	36	(54)	90	-167%

Operating (Loss)/Profit before D&A	144	108	36	33%

As a % of Net Revenues	41%	49%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date:	March 11, 2004	By:	/s/ Alberto Yamandú Messano
			Name:	Alberto Yamandú Messano
			Title:	Director